EXHIBIT 12.1

UDR, Inc.
Computation of Ratio Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ending March 31,
	2,012,000	2,011,000
Income/(loss) from continuing operations	$1,741	$(32,847)

Add (from continuing operations):
Interest on indebtedness (a)	39,173	35,138
Portion of rents representative of the interest factor Earnings	515	498
	$41,429	$2,789
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness	$39,173	$35,138
Capitalized interest	4,852	2,603
Portion of rents representative of the interest factor	515	498
Fixed charges	$44,540	$38,239

Add:
Preferred stock dividends	$2,308	$2,368
Combined fixed charges and preferred stock dividends	$46,848	$40,607

Ratio of earnings to fixed charges	—	—
Ratio of earnings to combined fixed charges and preferred stock	—	—
For the three months ending March 31, 2012, the ratio of earnings to fixed charges was deficient of 1:1 ratio by $3.1 million.
For the three months ending March 31, 2012, the ratio of earnings to combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $5.4 million.
For the three months ending March 31, 2011, the ratio of earnings to fixed charges was deficient of 1:1 ratio by $35.5 million.
For the three months ending March 31, 2011, the ratio of earnings to combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $37.8 million.